Pricing Supplement Dated July 3, 2012 (To Prospectus Supplement Dated July 3, 2012 and Prospectus Dated July 3, 2012)	Rule 424(b)(3) File No. 333-182527 Pricing Supplement No. 2012-2

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate:	Under $15,000 Rate	Yield	$15,000 to $49,999 Rate	Yield	$50,000 to $5 million Rate	Yield	Greater than $5 million Rate	Yield
	1.00%	1.00%	1.05%	1.06%	1.10%	1.11%	0.25%	0.25%

Effective Dates:	July 3, 2012 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at www.GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.